SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

COMPUTER ACCESS TECHNOLOGY CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

204853105

(CUSIP Number)

March 16, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [ ] [X]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Koninklijke Philips Electronics N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,908,795
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,908,795
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,908,795
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.78%
12	TYPE OF REPORTING PERSON (See Instructions) CO/HC

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Item 1(a)	Name of Issuer: Computer Access Technology Corporation (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices: 3385 Scott Boulevard Santa Clara, California 95054

Item 2(a)	Name of Person Filing:

                        This Schedule 13G is being filed by Koninklijke Philips Electronics N.V., a limited liability company organized under the laws of The Netherlands (“KPENV”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

                        The address of the principal business office of KPENV is Breitner Tower, Amstelplein 2, 1070 MX Amsterdam, The Netherlands.

Item 2(c)	Citizenship: The Netherlands

Item 2(d)	Title of Class of Securities: Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e)	CUSIP Number: 204853105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a: N/A

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

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(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

                        The percentage interest in the Issuer deemed pursuant to the Act to be held by KPENV presented below is based on 19,511,497 shares of Common Stock outstanding as of February 26, 2004, (the “Outstanding Shares”), according to Form S-3/A filed by the Issuer on March 16, 2004.

(a)	Amount beneficially owned: KPENV beneficially owns 1,908,795 shares, all of which are held directly by Philips Semiconductors Inc. (“Philips Semiconductors”), an indirect wholly-owned subsidiary of KPENV.

(b)	Percent of class: 9.78% of the Outstanding Shares, held by Philips Semiconductors.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,908,795 shares, all of which are held by Philips Semiconductors.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 1,908,795 shares, all of which are held by Philips Semiconductors.

(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class.

                        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

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Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

                        KPENV is a parent holding company. Philips Semiconductors, an indirect wholly-owned subsidiary of KPENV, has the right to receive the proceeds from the sale of the 1,908,795 shares of Common Stock, representing 9.78% of the Outstanding Shares, that Philips Semiconductors holds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                        KPENV is a parent holding company. Of the Outstanding Shares beneficially owned by KPENV as reported in Item 4, 1,908,795 shares are held by the subsidiary of KPENV listed on Exhibit 1 to this Schedule 13G.

Item 8.	Identification and Classification of Members of the Group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certification.

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

March 17, 2004

KONINKLIJKE PHILIPS ELECTRONICS N.V. By: /s/ ARIE WESTERLAKEN Name: Arie Westerlaken Title: General Secretary

EXHIBIT INDEX

Exhibit No. 1	Description Subsidiaries Holding the Securities Being Reported on by the Parent Holding Company.

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